Exhibit 99.2

This is the English translation of an Announcement (Anakoinosi) which has been drafted in the Greek language, submitted to the Hellenic Capital Market Commission and published in accordance with Greek Law 3461/2006. As a result, that Announcement (Anakoinosi) prevails over this English translation thereof.

ANNOUNCEMENT

FOR THE REVISION OF THE VOLUNTARY TENDER OFFER MADE BY DELHAIZE

“THE LION” NEDERLAND B.V. TO THE SHAREHOLDERS OF “ALFA-BETA”

VASSILOPOULOS S.A. TO ACQUIRE THEIR COMMON REGISTERED SHARES AT AN

IMPROVED PRICE OF 34.00 EURO PER SHARE

1. In accordance with Article 21 of Law 3461/2006 (the “Law”), the Dutch private limited liability company (besloten vennootschap) under the corporate name DELHAIZE “THE LION” NEDERLAND B.V. (the “Offeror”), announces that on 29 June 2009 (the “Date of the Revision”), it has submitted to the Hellenic Capital Market Commission (the “CMC”) a request to revise the voluntary tender offer (the “Tender Offer”) that the Offeror had submitted on 18 May 2009 (the “Date of the Tender Offer”) to acquire all common registered shares of the société anonyme under the name “ALFA-BETA” VASSILOPOULOS S.A. (the “Company”), each having a nominal value of 1.50 Euro (the “Shares”) that the Offeror did not hold as at the Date of the Tender Offer.

The requested revision of the Tender Offer relates to the increase of the existing offer price by 3.50 Euro, that is from 30.50 Euro per Share to 34.00 Euro per Share (the “Improved Offer Price”).

2. As at the Date of the Tender Offer, the Improved Offer Price was higher by:

•	36.0% from the closing stock market price on 15 May 2009,

•	38.9% from the volume weighted average closing stock market price of the last three-month period ended on 15 May 2009, and

•	31.0% from the volume weighted average closing stock market price of the last six-month period ended on 15 May 2009.

The Offeror does not intend to increase the Improved Offer Price.

3. The Offeror will also assume the 0.08% clearance duties in favor of the Hellenic Exchanges S.A., Holding, Clearing, Settlement and Registry (“HELEX”), which would otherwise be payable by the Company’s shareholders who validly accept the Tender Offer (the “Accepting Shareholders”) in connection with the registration of the off-exchange transfer of the Shares tendered to the Offeror, pursuant to Article 7 of the Codified Decision 153/18.12.2006, as in force, of the Board of Directors of HELEX. Therefore, Accepting Shareholders will receive the Improved Offer Price free from such duties minus the transfer tax at a rate of 0.15% imposed pursuant to Article 21 of Law 3697/2008 in conjunction with Article 42 of Law 3756/2009.

4. Société Générale S.A. has certified that the Offeror has the necessary wherewithal to pay the Improved Offer Price and the above duties in favour of HELEX. However, Société Générale S.A. provides no guarantee, within the meaning of Articles 847 et seq. of the Greek Civil Code, for the performance of the payment and other obligations undertaken by the Offeror under the Tender Offer, nor does it bear any liability within the content of Article 729 of the Greek Civil Code.

5. As at the Date of the Tender Offer, (i) the Company’s paid-up share capital amounted to 19,099,080 Euro and divided into 12,732,720 Shares, and (ii) the Offeror held 8,310,614 Shares, representing approximately 65.27% of the Company’s total paid up share capital and voting rights. As at the Date of the Revision, the Offeror holds in aggregate 8,385,528 Shares representing approximately 65.86% of the Company’s total paid-up share capital and voting rights, which include the 74,914 Shares that the Offeror purchased through the stock-exchange from the Date of the Tender Offer until and including 26 June 2009. Therefore, on the Date of the Revision, the Tender Offer relates to the acquisition by the Offeror of 4,347,192 Shares, representing approximately 34.14% of the Company’s total paid-up share capital and voting rights.

6. Shareholders of the Company, including members of the Vassilopoulos family, holding in aggregate 1,517,494 Shares representing approximately 11.92% of the Company’s total paid-up share capital and voting rights, have agreed to tender such Shares in the Tender Offer at the Improved Offer Price, provided the revision of the Tender Offer is approved by the CMC in accordance with the Law.

7. The revision of the Tender Offer is subject to the approval of the CMC and does not ipso jure extend the acceptance period of the Tender Offer, which ends on 9 July 2009 at the end of the business hours of banks operating in Greece. If the revision of the Tender Offer is approved by the CMC, shareholders of the Company who have already validly tendered their Shares and those who will validly tender their Shares by the end of such acceptance period will receive the Improved Offer Price, subject to the last sentence of paragraph 3 above.

8. For the period commencing on the Date of the Revision until and including 9 July 2009, the Offeror intends to acquire Shares through the market or otherwise at a price per Share not exceeding the Improved Offer Price. Such purchases will be notified to the CMC and published in the ATHEX Daily Bulletin in accordance with Article 24, paragraph 2 of the Law, in conjunction with Law 3556/2007.

9. All other terms of the Tender Offer set out in the information circular which was approved by the CMC on 5 June 2009 and published in accordance with the Law (the “Information Circular”) remain unchanged.

10. The Company’s shareholders may obtain copies of the Information Circular, the Declaration of Acceptance (as defined in the Information Circular) and information as to the overall process for accepting the Tender Offer from any branch of the National Bank of Greece S.A. (the “Tender Agent”) in Greece until the end of business hours of banks operating in Greece on 9 July 2009. Moreover, shareholders wishing to receive clarifications on the terms of or methods for accepting the Tender Offer or completing and submitting the Declarations of Acceptance may call the Tender Agent during normal business days and hours in Greece at the following numbers: +30 210 94 77 847, +30 210 94 77 848, +30 210 94 77 851, +30 210 94 77 831, +30 210 94 77 715.

11. Printed copies of the Information Circular may be obtained free of charge from any branch of the Tender Agent in Greece until the end of business hours of banks operating in Greece on 9 July 2009. In addition, electronic copies of this Information Circular may be obtained from the websites of the Offeror’s advisors (www.ml.com/delhaize and www.sgcib.com/delhaize), and the Athens Exchange’s website (www.athex.gr).

12. Merrill Lynch International and Société Générale S.A. are acting as the Offeror’s advisors in connection with the Tender Offer, in accordance with article 12 of the Law.

IMPORTANT NOTICES

1. The Tender Offer, as may be revised, is addressed to the Company’s shareholders and only to persons to whom it may be lawfully addressed. The making of the Tender Offer to specific persons who are residents in, nationals or citizens of jurisdictions outside the Hellenic Republic or to custodians, nominees or trustees of such persons (the “Foreign Shareholders”) may be made in accordance with the laws of the relevant jurisdiction, with the exception of any jurisdictions within which, under its laws, rules and regulations, the submission, the making or the presentation of the Tender Offer or the mailing/distribution of this announcement, the Information Circular, a Declaration of Acceptance and any other document or material relevant thereto (together the “Tender Offer

Documents”) is illegal or contravenes any applicable legislation, rule or regulation (the “Excluded Territories”).

2. More specifically, the Tender Offer, as may be revised, is not being made, directly or indirectly, by mail or by any means in or into the Excluded Territories. Accordingly, copies of any Tender Offer Document will not be, and must not be, directly or indirectly, mailed, distributed or otherwise sent to anyone or from anyone in or into or from any Excluded Territory.

3. No person receiving a copy of any Tender Offer Document in any jurisdiction outside the Hellenic Republic may treat them in the same way as if they constituted a solicitation or offer to such person and under no circumstances may such person use any Tender Offer Document if, in the relevant jurisdiction, such solicitation or offer may not be lawfully made to such person or if such Tender Offer Document may not be lawfully used without breaching any legal requirements. In those instances, any such Tender Offer Document is sent for information purposes only.

4. It is the responsibility of the Foreign Shareholders wishing to accept the Tender Offer, as may be revised, to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the Tender Offer. If you are a Foreign Shareholder and have any doubts as to your status, you should consult with your professional advisor in the relevant foreign jurisdiction.

5. If a person forwards any Tender Offer Document to or from any Excluded Territory or uses the mail or any other means of any Excluded Territory, such person must draw the recipient’s attention to paragraph 6.6 of the Information Circular.

6. This announcement does not substitute the full text of the Information Circular to which any interested party should refer and read carefully.

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